PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS [redacted]
Greece

BY COURIER

No/Date : F|Δ1 : 431|18-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

dlw 7/25

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The Board of Directors of PPC S.A. at its meeting held on July 17, 2007, decided to designate three deputy Chief Executive Officers, as follows:

a) One deputy Chief Executive Officer, who will administer the general divisions of the Mines, Generation and Supply.
b) One deputy Chief Executive Officer, who will administer the divisions of Transmission and Distribution, the Islands' Network Operator and of the Testing, Research and Standards Center.
c) One deputy Chief Executive Officer, who will administer the general divisions of Finance, Human Resources & Organization as well as, the Administrative functions.

In addition, the Board of Directors approved the appointment of Mr. Nicolaos Chatziargyriou, executive member and vice president of the Board of Directors of PPC S.A., as deputy Chief Executive Officer responsible for the supervision of the divisions of Transmission and Distribution, the Islands' Network Operator and of the Testing, Research and Standards Center.

Athens, July 18, 2007.

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:430/18-7-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC S.A. announces the appointment of Ms. Rania Bilalaki as Management Consultant, responsible for the coordination of the company's investor relations activities.

Athens, July 18, 2007.

END